Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Properties (as the General Partner) by 31 January 2019 for the formation of the Partnership. The total initial capital amount of the Partnership shall be RMB2,001,000,000, of which RMB2,000,000,000 shall be contributed by the Company, and RMB1,000,000 shall be contributed by China Life Properties. China Life Capital will act as the Manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly- owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company (as the Limited Partner) intends to enter into the Partnership Agreement with China Life Properties (as the General Partner) by 31 January 2019 for the formation of the Partnership. The total initial capital amount of the Partnership shall be RMB2,001,000,000, of which RMB2,000,000,000 shall be contributed by the Company, and RMB1,000,000 shall be contributed by China Life Properties. China Life Capital will act as the Manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and managing partner: China Life Properties

•	Limited Partner: the Company

Capital Contribution and Payment

The total initial capital amount of the Partnership shall be RMB2,001,000,000, of which RMB2,000,000,000 shall be contributed by the Company, and RMB1,000,000 shall be contributed by China Life Properties. The Company shall make payment for its capital contribution according to the requirements specified in the demand notes to be issued by the General Partner or the Manager.

The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

The initial capital amount of the Partnership will be used for the investment in the projects of AVIC and its subsidiaries concerning aviation development, mixed ownership reforms, structural adjustment, system transformation of scientific research institutes, private placement of listed companies, as well as other projects approved by the investment decision committee. It is expected that the Partnership will use its initial capital amount for the investment in the above projects through the formation of funds with AVIC and its subsidiaries.

Term

The Partnership shall have a term of fifteen years, which may be extended for another two years as determined by the General Partner.

Management

China Life Properties, the General Partner, shall serve as the managing partner, who shall be responsible for the executive functions and investment operations of the Partnership. China Life Capital will act as the Manager of the Partnership to provide day-to-day operation and investment management services to the Partnership. As the Limited Partner, the Company shall pay a management fee to the Manager every six months with respect to the services provided by the Manager. The annual management fee shall be 0.1% of the paid-in capital contribution of the Company.

The Partnership shall establish an investment decision committee consisting of three members to be appointed by the General Partner. The investment decision committee shall be mainly responsible for making decisions with respect to the investments by the Partnership and its exit therefrom.

The Partnership shall also establish an advisory committee consisting of two members. Each of the Company and China Life Properties shall have the right to appoint one member. The advisory committee shall be mainly responsible for considering the matters involving conflicts of interest and connected transactions.

Profit Distribution

The distributable funds of the Partnership shall be distributed in the following order:

(a)	the funds shall be first distributed to all partners until each of the partners has recovered its paid-in capital contribution;

(b)	the balance (if any) shall be distributed to the Limited Partner.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partner shall be liable for the debts of the Partnership up to the amount of its capital contribution, and the General Partner shall bear unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction is a major project and an in-depth cooperation between the Company and AVIC and its subsidiaries in investment. By leveraging the dominant position of AVIC and its subsidiaries in the aviation manufacturing sector, and their exclusive and quality project resources, the Company will have the opportunity to make investment in the relevant area, and allocate assets directly or indirectly in the aviation manufacturing sector.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include industry risk, investment risk and operating risk, the details of which are as follows:

•

Industry risk: the initial capital amount of the Partnership will be used for the investment in the aviation manufacturing sector, and the disclosure of information with respect to certain projects in such sector may be restricted, which may expose the Company to an industry risk as compared to the investment in traditional industries;

•

Investment risk: the projects recommended by AVIC and its subsidiaries may deviate from the demands of investors, and AVIC and its subsidiaries may exert their influence on project resources and decision-making; and

•	Operating risk: there is a risk with respect to the stability of the investment management team due to the selection of inappropriate staff or insufficient incentives.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Properties is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Properties is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council of the PRC, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

Established on 2 November 1995, China Life Capital has a registered capital of RMB1,000,000,000 and its principal businesses are investment management and asset management. As at 30 June 2018, the unaudited total assets of China Life Capital amounted to approximately RMB253,571,800, and its unaudited net assets amounted to approximately RMB236,055,900. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution.

Established on 1 August 2017, China Life Properties has a registered capital of RMB50,000,000 and is primarily engaged in investment management, investment consulting and asset management. China Life Properties is positioned as the general partner of China Life Capital, with an aim to establish private equity funds in the form of limited partnership. As at 30 June 2018, the unaudited total assets of China Life Properties amounted to approximately RMB10,057,200, and its unaudited net assets amounted to approximately RMB10,051,200.

AVIC is held and controlled by the State Council of the PRC, and is mainly engaged in the development and manufacture of aviation products and non-aviation products. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, AVIC and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“AVIC”	中國航空工業集團有限公司 (Aviation Industry Corporation of China, Ltd.), a company established under the laws of the PRC with limited liability

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Properties”	國壽置業投資管理有限公司 (China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Properties

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partner”	the partner in the Partnership with limited liability up to the amount of its capital contribution under the Partnership Agreement, being the Company

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides day-to-day operation and investment management services to the Partnership, being China Life Capital

“Partnership”	國壽廣德（天津）股權投資基金合夥企業（有限合夥）(China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)), a limited partnership established under the laws of the PRC

“Partnership Agreement”	the Partnership Agreement of China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership) to be entered into by the Company (as the Limited Partner) with China Life Properties (as the General Partner)

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 December 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie